FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Reports Results for 2007 Full Year and Fourth Quarter
--- Full Year Adjusted Net income Rose 89% on 77% Gain in Net Revenues ---
--- Full Year Launches Increase 122% to R$2.2 Billion; Pre-sales Increase 63% to R$1.6 billion ---
--- Company Posts 15.7% Adjusted EBITDA Margin for 2007 and Provides 2008 EBITDA Margin Guidance ---
--- Land Bank Reaches R$10.2 Billion ---

São Paulo, March 4, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for full year and fourth quarter ended December 31, 2007. The financial statements were prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. To view a more detailed review of fourth quarter results filed with the Brazilian Comissão de Valores Mobiliários (“CVM”), please visit Gafisa’s website www.gafisa.com.br/ir.

Full Year Results

Net operating revenue for the full year 2007, recognized by the Percentage of Completion (“PoC”) method, rose 77% to R$1,172 million from R$664 million in 2006. Pre-sales for the year remained strong, growing by 63% to R$1.6 billion from R$995 million.

Project launches in 2007 totaled R$2.2 billion, an increase of 122% from R$1.0 billion in 2006. Approximately 46% of the launches for the year took place in the fourth quarter. Fit Residencial and Bairro Novo also launched their first developments during 2007 and accounted for 13% of the total launches.

The Company’s land bank totaled R$10.2 billion at the end of the year and consists of 136 different sites totaling approximately 19.2 million meters. Reflecting the Company’s strategy of servicing all segments and geographies of the homebuyer market, 42% of the consolidated land bank was outside the states of Rio de Janeiro and São Paulo.

EBITDA, adjusted for public offering expenses, increased 87% to R$183.8 million in 2007 and adjusted EBITDA margin improved to 15.7%. Net Income was R$113.6 million, an increase of 146.7% while Net Income adjusted for public offering expenses totaled R$143.8 million, up 89% from R$76.0 million in 2006.

Gafisa adopts one of the most conservative accounting standards in the industry. Starting in the fourth quarter, the Company began to capitalize the interest cost from corporate debt and recognize it on a percentage of completion basis. As a result, Gafisa now accounts for interest expense on the COGS line of its income statement which impacts gross margin.

Selling, general and administrative (SG&A) expenses were R$192.4 in 2007 versus R$103.8 in 2006. G&A represented R$113.1 million in 2007 of the total amount, up from R$52.1 million in 2006. This increase in G&A primarily reflects the Company’s consolidation of AlphaVille and the ramp-up of operations at Fit and Bairro Novo.

Fourth Quarter Results

Net operating revenue for the quarter, recognized by the PoC method, was R$372.8 million, an increase of 56% from R$238.3 million during the fourth quarter of 2006. Backlog of Results to be recognized under the PoC method at the end of the fourth quarter totaled R$583 million, up 96% from R$298 million in the previous year. Backlog margin to be recognized reached 38.2%.

Project launches for the fourth quarter were up 176% from R$374.8 million in the same period last year to R$1.0 billion.

Fourth quarter EBITDA rose 101% to 61.3 million from R$30.5 in the previous year’s quarter. EBITDA margin improved to 16.5%. Net Income was R$63.1 million in 4Q07, versus R$14.8 million in the fourth quarter of 2006.

Commenting on results, Wilson Amaral, chief executive officer of Gafisa S.A. said, “Through our disciplined and professional approach, Gafisa delivered strong results in 2007, expanded its reach both geographically and across socioeconomic segments, as well as built a strategic platform to support future growth initiatives. Gafisa, AlphaVille, Fit Residencial and Bairro Novo are all substantially established with dedicated teams specializing in meeting the needs of the specific socioeconomic segments they serve within 40 cities across Brazil.”

“As one of the most geographically diversified homebuilder, offering products for every socioeconomic segment, we are well-positioned to remain an innovator and leader in the marketplace. Our land bank has reached R$10.2 billion encompassing 136 different sites. Pre-sales, a strong indicator of Gafisa’s ability to deliver the appropriate product to consumers, grew 63%, reaching R$1.6 billion in 2007 while launches increased to R$2.2 billion, representing growth of 122% compared to the prior year. Based on our current market outlook, we now expect to execute R$3 billion in launches for 2008, a 34% increase over 2007. Our EBITDA margin for the year reached 15.7%, which we now anticipate will grow to between 16% and 17% by the end of 2008.”

Commenting on the outlook for growth in the industry, Amaral said, “Looking ahead, the outlook for continued growth in the Brazilian residential housing industry remains strong for years to come. With a current housing deficit of almost 8 million homes and the need for around two million new units per year, the demand for housing is as robust as ever. And, while over R$25.31 billion in housing credit was granted during 2007, the demand for housing continues to far exceed the growth in available credit. We made important strides throughout the year in partnering with the public and private banking industry to innovate and accelerate access to credit for all socioeconomic groups while also creating a model that improved our own working capital structure. Going forward we will continue to make it a priority to work hand in hand with the banking sector to increase access to mortgages and address the vast demand for financing particularly in the lower income sectors of the market.

“Responding to the demand for housing in the lower income segments, I was pleased that we could announce the launch of our first Bairro Novo development in December, months ahead of its planned schedule. Additionally, Fit Residencial has launched ten developments since its establishment at the end of March, and we are seeing strong consumer acceptance. Fit has already developed the five prototypes for future projects and has substantially completed building out its corporate infrastructure.

“Finally, the strong demand for our shares this past year has resulted in Gafisa’s inclusion on the Bovespa Index (Ibovespa) and the IBrX-50, as well as the MSCI Emerging Markets Index. We also strengthened our commitment to transparency and excellence in corporate governance, and we have a majority of independent directors on the board. Gafisa is well-positioned to address the rapidly expanding Brazilian housing market. The initiatives we established in 2007 will enable us to deliver strong business results long into the future while increasing returns to our shareholders. ”

Outlook

For 2008, Gafisa reiterates its launch guidance of R$3 billion by the end of 2008 for its share of consolidated launches. Approximately R$2 billion is expected to come from Gafisa, R$300 million from AlphaVille and R$700 million from Bairro Novo and Fit Residencial.
Based on the current market outlook, the Company expects the EBITDA margin to be between 16% and 17% for the full year 2008.

Conference Call
The management of Gafisa will host a conference call in English on Wednesday, March 5, 2008, at 10:00 a.m. US EST/12:00 p.m. Brasilia time. To access the call, dial +1 (973) 935-8893 and enter the code # 34871359. A replay of the conference call will be available until March 12 2008. To access the replay, dial above mentioned numbers. A live webcast of the conference call will be available on the internet at www.gafisa.com.br/ir.

1 Source: ABECIP, Central Bank of Brazil, CEF and FGV.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Investor Relations:
Duilio Calciolari
CFO and IR Officer
Phone: +55 11 3025-9297
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
Email: joana.santos@maquina.inf.br

Consolidated Statements of Income

R$ 000	4Q07	4Q06	3Q07	4Q07 x 4Q06	4Q07 x 3Q07
Gross Operating Revenue
Real State development and sales	366,678	250,112	309,373	46.6%	18.5%
Construction and services rendered 14,766	2,444	11,414	504.1%	29.4%

Deductions	(8,689)	(14,269)	(12,232)	-39.1%	-29.0%

Net Operating Revenue	372,755	238,287	308,555	56.4%	20.8%

Operating Costs	(238,269)	(170,931)	(215,822)	39.4%	10.4%

Gross profit	134,486	67,356	92,733	99.7%	45.0%

Operating Expenses
Selling expenses	(31,101)	(16,085)	(18,941)	93.4%	64.2%
General and administrative expenses	(38,753)	(22,533)	(28,173)	72.0%	37.6%
Equity Income	-	-	-	-	-
Other Operating Revenues	(3,304)	1,783	2,230	-285.4%	-248.2%

EBITDA	61,328	30,521	47,849	100.9%	28.2%

Depreciation and Amortization	(2,259)	(1,651)	(1,986)	36.9%	13.7%

EBIT	59,069	28,870	45,863	104.6%	28.8%

Financial Income	20,186	12,267	11,543	64.6%	74.9%
Financial Expenses	9,016	(23,036)	(14,959)	-139.1%	-160.3%

Income before taxes on income	88,271	18,100	42,447	387.7%	108.0%

Deffered Taxes	(16,137)	(1,703)	(1,987)	847.7%	712.1%
Income tax and social contribution	(6,865)	(1,600)	(6,744)	329.0%	1.8%

Income after taxes on income	65,269	14,797	33,716	341.1%	93.6%

Minority Shareholders	(2,189)	-	(2,777)	-	-21.8%

Net income	63,080	14,797	30,939	326.3%	103.9%
Adjusted net income per thousand shares outstanding	0.49	0.14	0.24	240.8%	103.3%

Consolidated Statements of Income

R$ 000	2007	2006	2007 x 2006
Gross Operating Revenue
Real State development and sales	1,182,571	675,999	74.9%
Construction and services rendered	35,121	21,480	63.5%

Deductions	(45,518)	(33,632)	35.3%

Net Operating Revenue	1,172,174	663,847	76.6%

Operating Costs	(796,914)	(465,795)	71.1%

Gross profit	375,260	198,052	89.5%

Operating Expenses
Selling expenses	(79,378)	(51,670)	53.6%
General and administrative expenses	(113,054)	(52,121)	116.9%
Equity Income	-	-	-
Other Operating Revenues	973	3,958	-75.4%

EBITDA	183,801	98,219	87.1%

Depreciation and Amortization	(14,823)	(4,302)	244.6%
Extraordinary expenses	(30,174)	(29,894)	0.9%

EBIT	138,804	64,023	116.8%

Financial Income	49,446	52,989	-6.7%
Financial Expenses	(35,291)	(64,932)	-45.6%

Income before taxes on income	152,959	52,080	193.7%

Deffered Taxes	(18,729)	(1,393)	1244.5%
Income tax and social contribution	(12,217)	(4,631)	163.8%

Income after taxes on income	122,013	46,056	164.9%

Minority Shareholders	(8,410)	-	-

Net income	113,603	46,056	146.7%
Adjusted net income per thousand shares outstanding	1.15	0.76	51.1%

Consolidated Balance Sheet

R$ 000	4Q07	4Q06	3Q07	4Q07 x 4Q06	4Q07 x 3Q07
ASSETS
Current assets
Cash and banks	79,590	45,231	30,454	76.0%	161.3%
Financial investments	434,857	220,928	341,638	96.8%	27.3%
Receivables from clients	524,818	365,741	485,989	43.5%	8.0%
Properties for sale	774,908	377,576	666,150	105.2%	16.3%
Other accounts receivable	101,920	111,600	119,062	-8.7%	-14.4%
Deferred selling expenses	37,023	17,032	29,136	117.4%	27.1%
Prepaid expenses	8,824	5,446	7,921	62.0%	11.4%
	1,961,940	1,143,554	1,680,350	71.6%	16.8%
Long-term assets
Receivables from clients	497,933	194,097	384,934	156.5%	29.4%
Properties for sale	149,403	63,413	42,965	135.6%	247.7%
Deferred taxes	61,322	53,134	77,316	15.4%	-20.7%
Other	42,797	29,329	42,738	45.9%	0.1%
	751,455	339,973	574,953	121.0%	37.1%
Permanent assets
Investments	209,689	2,544	167,574	8142.5%	25.1%
Properties and equipment	27,409	8,146	21,396	236.5%	28.1%
	237,098	10,690	188,970	2117.9%	25.5%

Total assets	2,950,493	1,494,217	2,417,273	97.5%	22.1%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	59,526	17,305	31,731	244.0%	87.6%
Debentures	9,190	11,038	2,043	-16.7%	349.8%
Real estate development obligations	-	6,733	4,168	-	-
Obligations for purchase of land	163,034	120,239	166,286	35.6%	-2.0%
Materials and service suppliers	86,709	26,683	78,655	225.0%	10.2%
Taxes and contributions	70,293	41,574	67,860	69.1%	3.6%
Taxes, payroll charges and profit sharing	38,512	18,089	29,929	112.9%	28.7%
Advances from clients -real state and services	47,662	76,146	29,504	-37.4%	61.5%
Dividends	26,981	11,025	-	144.7%	-
Other	75,489	11,912	17,036	533.7%	343.1%
	577,396	340,744	427,212	69.5%	35.2%
Long-term liabilities
Loans and financings	380,640	27,100	102,773	1304.6%	270.4%
Debentures	240,000	240,000	240,000
Obligations for purchase of land	73,207	6,184	28,600	1083.8%	156.0%
Deferred taxes	63,268	32,259	62,407	96.1%	1.4%
Unearned income from property sales	-	2,439	637	-	-30.1%
Other	35,733	29,107	48,129	22.9%	-26.6%
	792,888	337,089	482,546	135.2%	64.3%
Deferred income
Deferred income on acquisition of subsidiary	32,223	2,297	-	1,308.8%	-

Minority Shareholders	17,223	-	14,154	-	21.7%

Shareholders' equity
Capital	1,221,846	591,742	1,220,542	106.5%	0.1%
Treasury shares	(18,050)	(47,026)	(18,050)	-61.6%
Capital reserves	167,276	167,276	167,276	-	-
Revenue reserves	159,691	102,095	123,593	56.4%	29.2%
	1,530,763	814,087	1,493,361	88.0%	2.5%
Total liabilities and shareholders' equity	2,950,493	1,494,217	2,417,273	97.5%	22.1%